UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month July 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): Yes  ☐ No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant Event, dated July 23, 2012.	2

GRIFOLS	Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

Grifols, S.A. informs that with effect as of today 23rd July 2012, the ADS representing Class B shares (non-voting shares) of the company will have an exchange ratio in relation to the Class B shares of 1 to 1, this means 1 ADS will represent 1 Class B share. The previous ratio being 2 ADS to 1 Class B share.

The depositary entity, Deutsche Bank Trust Company Americas, is taking care of the exchange of old ADS.

The ADS of the company are quoted and traded in US Dollars in the NASDAQ exchange (Ticker: GRFS).

In Barcelona, 23 July 2012

Nuria Martín Barnés

Vice Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date: July 23, 2012